OPPENHEIMER GLOBAL GROWTH REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer
Global Growth Revenue ETF (the "Fund") was held at which
Proposal 1, a new Investment Advisory Agreement between
Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy
Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For     Against     Abstain
              37,717     350          0



Proposal 2: To elect Trustees


      Nominee/Proposal          For      Withheld
      Trustees
      Sam Freedman             41,381      0
      Jon S. Fossel            41,381      0
      Richard F. Grabish       41,381      0
      Beverly L. Hamilton       41,381     0
      Victoria J. Herget        41,381     0
      Robert J. Malone           41,381     0
      F. William Marshall, Jr.   41,381     0
      Karen L. Stuckey           41,381     0
      James D. Vaughn            41,381     0
      Arthur P. Steinmetz        41,381     0